Exhibit 99.1

Contact:	Contact:
Robert F. Doman,	Mira Desai,
President & CEO — 978.909.2216	Tel +91 22 6645 5645, Xtn 606
Richard Christopher,	Tel Direct +91 22 66455606
VP Finance & CFO — 978.909.2211	Mobile +91 98219 23797
Chad Rubin,	E mail mira.desai@sunpharma.com
Investor Relations Contact,
The Trout Group LLC — 646.378.2947
Cory Tromblee,
Media Contact,
MacDougall Biomedical Communications — 781.235.3060

Sun Pharma to Acquire DUSA Pharmaceuticals, Inc.

Wilmington, MA and Mumbai, India November 08, 2012 — Sun Pharmaceutical Industries Limited ((Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715)) (together with its subsidiaries, Sun Pharma) and DUSA Pharmaceuticals, Inc. (NASDAQ GM: DUSA) today announced that they have entered into a definitive agreement under which Sun Pharma will acquire DUSA, a dermatology company focused on developing and marketing its Levulan® (aminolevulinic acid HCl) photodynamic therapy platform.

DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp.  Additionally, DUSA’s BLU-U® treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions. Levulan is manufactured by DUSA in its FDA approved facility at Wilmington, MA.

Under the terms of the agreement, a 100% subsidiary of Sun Pharmaceutical Industries Ltd will commence a tender offer for all of the outstanding common stock of DUSA at a price of $8.00 per share in cash, a 38% premium to the closing price of DUSA’s common stock on November 7, 2012. The transaction has a total cash value of approximately $230 million. The transaction has been unanimously approved by the boards of directors of both companies and DUSA’s board has recommended that the company’s shareholders tender their shares pursuant to the tender offer.

Dilip Shanghvi, Managing Director of the Company said, “DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing.  DUSA’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities.”

“We believe this transaction brings significant value to DUSA shareholders and are pleased that Sun Pharma recognized the value that has been created. The entire team at DUSA has built an excellent franchise around Levulan® PDT and continues to grow its presence in the dermatology space.  We are confident that Sun Pharma will build upon the solid foundation our organization has established in the United States dermatology market to further expand access to Levulan®

for patients with actinic kerotoses,” stated Robert Doman, President and CEO of DUSA Pharmaceuticals, Inc.

The closing of the tender offer will be subject to certain conditions, including the tender of a number of DUSA shares that represent at least a majority of the total number of DUSA’s outstanding shares (assuming the exercise of all options and warrants and vesting of restricted shares), the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions.  Upon the completion of the tender offer, Sun Pharma will acquire all remaining shares at the same price of $8.00 per share through a second-step merger, subject to approvals as may be necessary.

Advisors

Leerink Swann LLC acted as exclusive financial advisor and Reed Smith LLP acted as legal advisor to DUSA Pharmaceuticals.

Conference Call and Audio Webcast

As result of this development, DUSA has cancelled its quarterly earnings call and audio webcast which was originally scheduled for today, November 8th, at 8:30 am EST.

About DUSA

DUSA Pharmaceuticals, Inc. is a market leader in photodynamic therapy (PDT), marketing products to dermatologists to treat patients with minimally to moderately thick actinic keratoses (AKs) of the face or scalp.  DUSA commercial brands include BLU-U®, and LEVULAN®/ KERASTICK®. www.dusapharma.com

About Sun Pharma

Established in 1983, listed since 1994 and headquartered in India, Sun Pharma (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) is an international, integrated, specialty pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, orthopedics and ophthalmology.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

DUSA Forward-Looking Statement

This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  The forward-

looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions.  These statements relate to beliefs concerning the benefits of the transaction and expectation for action by Sun in the dermatology market.  Furthermore, no assurances can be made that the holders of at least a majority of the outstanding shares of DUSA’s common stock will tender their shares pursuant to the tender offer or that the other conditions of the tender offer will be met.  These forward-looking statements are subject to significant risks and uncertainties that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release.

Important Information About the Tender Offer

The description contained in this press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The planned tender offer described in this press release has not commenced.  At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Sun with the SEC, and DUSA will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to DUSA’s shareholders at no expense to them.  In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov.

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